UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number 001-35884

FRONTEO, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Konan

Minato-ku, Tokyo 108-0075

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FRONTEO, INC.

FORM 6-K

FRONTEO, Inc. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	Announcement of Notice Concerning FRONTEO’s Grant of Stock Options (Subscription Rights to Shares). (English translation)
Exhibit 99.2	Notice of Reschedule of the 16th Ordinary General Meeting of Shareholders. (English translation)
Exhibit 99.3	Notice Regarding Dividends of Surplus. (English translation)
Exhibit 99.4	Notice Regarding the Appointment of Independent Auditor. (English translation)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEO, INC.

	By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: June 13, 2019